REVIEWED FINANCIAL STATEMENTS

Doodeo, Inc.
Years Ended December 31, 2022 and 2021
With Independent Accountant's Review Report

Doodeo, Inc.
Financial Statements

Years Ended December 31, 2022 and 2021

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Doodeo, Inc.
Dubai, Emirates

I have reviewed the accompanying financial statements of Doodeo, Inc., which comprises of the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

We are required to be independent of Doodeo, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Fiona Hamza, CPA

Plano, Texas
April 19, 2023

2


Doodeo, Inc.

Balance Sheets


| | December 31, | |
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents *(note1)*	$ **51,834**	$ 31,981
Due from shareholder	**-**	927
Total current assets	**51,834**	32,908
Fixed assets	**-**	-
Less: Accumulated Depreciation	**-**	-
Net fixed assets	**-**	-
Other assets		
Deferred tax asset *(note 2)*	**-**	-
Total assets	$ **51,834**	$ 32,908
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payable	**13**	-
Due to shareholder *(note 3)*	**29,455**	-
Total current liabilities	**29,469**	-
Notes payable- long-term	**-**	-
Total liabilities	**-**	-
Stockholders' equity:		
Class A Common Stock, $.0001 par value *(note 4)*		
Authorized shares, 10,000,000		
Issued and outstanding shares, 8,327,869	**833**	833
Paid-in Capital – Common Stock	**166,126**	166,126
Simple Agreements for Future Equity -2021 *(note 5)*	**261,956**	261,956
Simple Agreements for Future Equity -2022 (live-*note 5)*	**210,525**	-
Retained deficit	**(617,075)**	(396,007)
Total stockholders' deficit	**22,365**	32,908
Total liabilities and stockholders' equity	$ **51,834**	$ 32,908

See Independent Accountant's Review Report.

Doodeo, Inc.

Statements of Operations

	December 31,		
	2022		**2021**
Revenue	$ -	$	32
Expenses:			
Accounting expenses	**1,074**		900
Advertising and promotion	**16,435**		4,113
Bank charges	**1,991**		1,305
Business consultant	**31,030**		50,012
Computer hosting, internet, software	**9,175**		7,239
Financing facilitation fees	**12,632**		6,211
Office expenses	**562**		-
Professional fees	**3,360**		3,018
Marketing fee	**31,201**		85,020
Research and development *(note 1)*	**111,689**		64,821
Subscriptions	**1,273**		6,007
Taxes and Licenses	**722**		450
Total operating expenses	**221,144**		229,096
Operating loss	**$ (221,144)**	$	(229,064)
Other income			
Interest income	**76**		-
Total other income	**76**		-
Net loss	**$ (221,068)**	$	(229,064)

Doodeo, Inc.

Statements of Changes in Stockholders' Deficit

	Common Stock (no par)		Common stock Paid-in Capital		SAFE Capital		Retained Equity		Total	
Balance at December 31, 2018	$	**200**	$	**-**	$	**-**	$	**(25)**	$	**175**
Shareholder's contribution		633		166,495		-		-		167,128
Net Loss		-		-		-		(155,220)		(155,220)
Balance at December 31, 2019	$	**833**	$	**166,495**	$	**-**	$	**(155,245)**	$	**12,083**
Net Loss		-		-				(11,698)		(11,698)
Shareholder's contribution		-		(369)		-		-		(369)
Balance at December 31, 2020	$	**833**	$	**166,126**	$	**-**	$	**(166,943)**	$	**16**
Net Loss		-		-		-		(229,064)		(229,064)
Simple Agreements for Future Equity		-		-		261,956		-		261,956
Balance at December 31, 2021	$	**833**	$	**166,126**	$	**261,956**	$	**(396,007)**	$	**32,908**
Net Loss		-		-		-		(221,068)		(221,068)
Simple Agreements for Future Equity		-		-		210,525		-		210,525
Balance at December 31, 2022	$	**833**	$	**166,126**	$	**472,481**	$	**(617,075)**	$	**(22,365)**

See Independent Accountant's Review Report.

Doodeo, Inc.

Statements of Cash Flows

	December 31,	
	2022	**2021**
Operating activities		
Net loss	$ **(221,068)**	$ (229,064)
Add: depreciation expense	**-**	-
(Increase) decrease in due from shareholder	**928**	(927)
Increase in trade payable	**13**	-
Increase in due to shareholder	**29,455**	-
Net cash used (provided)by operating activities	**(190,672)**	(229,991)
Investing activities		
Fixed assets	**-**	-
Net cash used in investing activities	**-**	-
Financing activities		
Proceeds (payments) for safe notes	**210,525**	261,956
Proceeds from capital contribution	**-**	-
Net cash provided by financing activities	**210,525**	261,956
Net (decrease) increase in cash and cash equivalents	**19,853**	31,965
Cash and cash equivalents at beginning of year	**31,981**	16
Cash and cash equivalents at end of year	$ **51,834**	$ 31,981

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report.

Notes to Financial Statements
December 31, 2022

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Doodeo, Inc., (the Company), was formed in October 2018 in the State of Delaware. The financial statements of Doodeo, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Doodeo is a platform where entertainers can collaborate, promote and find gigs. The Company's AI discovers all gigs posted on platforms globally and automatically posts them on Doodeo. Their central platform combines real-time search, networking and collaboration tools, making it a necessity for entertainers, artist seekers and for fans.

Doodeo connects artists and industry professionals for engagement, collaboration or simply to find and recommend short-term and long-term gigs. Users can search for entertainers, businesses, and industry professionals using filters based on location, instrument, genre, and skill.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Going Concern and Management's Plans

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

See Independent Accountant's Review Report.

Covid-19 epidemic has hit hard Company's revenues. The Company strongly believes in their business model, they have tight handle on their expenses and once the economy goes back to normal, revenue is forecasted to increase.

During the years ended December 31, 2022 and 2021, the Company had net losses of approximately $221,068 and $229,064, respectively, due to developing and launching new products as well as expanding its line into major retailers. The Company continues to grow its customer base, develop its sales force and enhance its marketing capabilities, with additional funding required to support operations. Weather and when the Company can attain profitability and consistently achieve positive cash flows is uncertain and is contingent upon several factors, including ongoing expansion of distribution and improvement of sales margins. These uncertainties may cast doubt upon the Company's ability to continue as a going concern.

The Company has raised and will continue to raise additional capital through equity and or debt offerings in 2023 as determined to be necessary. Additionally, the Company believes it will continue to be supported by its existing shareholders, and potentially by new investors as well.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Recent Accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

See Independent Accountant's Review Report.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Research and Development

Research and development costs are expensed as incurred.

2. Deferred Tax Asset

The Company accounts for income taxes in accordance with FASB ASC No. 740 (formerly SFAS No. 109) "Accounting for Income Taxes", which requires an assets and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

There is no income tax provision or benefit recorded for the years ended December 31, 2022 and 2021, as company decided to set up an allowance account. The Company has approximately $616,252 of federal net operating loss carryforwards that may be used to offset future taxable income. A portion of the carryforwards will expire at various times beginning in 2038.

	2022	Prior years
NOL Carryover	221,068	395,185
Deferred tax asset related to NOL	46,424	82,989
Less: valuation allowance	(46,424)	(82,989)
	$ -	$ -

3. Loan Payable to shareholder

From time-to-time, the Company's founding member advances the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

See Independent Accountant's Review Report.

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow, each share of Class A Common Stock is entitled to one vote.

5. Simple Agreement for Future Equity Obligations

In 2021, the Company issued a series of Simple Agreements for Future Equity (SAFE) to investors which raised a total of $261,956. These agreements provide that in exchange for the investments made, the investors are given the right to certain shares of the Company's preferred stock. These restricted non-voting securities will not earn dividend. The "Valuation Cap" is $6,500,000 for early bird and $5,850,000 for regular bird, while the discount rate is 80%.

On February 2022, the Company started another round of crowdfunding campaign, which is live as of the issuance of financial statements. As of the date of the financial statements, the Company issued a series of Simple Agreements for Future Equity (SAFE) to investors which raised a total of $210,525. These agreements provide that in exchange for the investments made, the investors are given the right to certain shares of the Company's preferred stock. These restricted non-voting securities will not earn dividend. The "Valuation Cap" is $9,600,000 for early bird and $12,000,000 for regular bird, while the discount rate is 20%.

Terms for both SAFE notes are as follow:
If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the termination of this instrument, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

See Independent Accountant's Review Report.

6. Commitments and Contingencies

As of the date of issuance of financials April 19, 2023, the company has no commitments or contingencies.

7. Subsequent Events

Management has evaluated subsequent events through April 19, 2023, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.